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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13A-16 or 15D-16 of the
                        Securities Exchange Act of 1934

                          For the month of April 1999


                          PEAK INTERNATIONAL LIMITED
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                      Units 3, 4, 5 and 7,  37th Floor,
                    Wharf Cable Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong

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                   (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F   X      Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes          No   X
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          On April 7, 1999, Peak International Limited, a Bermuda corporation,
(Peak), announced in response to inquiries that it expects to report sales of approximately $17.5 million for the fiscal quarter ended March 31, 1999. Peak further noted that it attained higher revenues for the month of March than for any of the last 12 months.

          Peak emphasized that it is meeting its customer demands, and that it has not experienced the transitory delays in order taking or customer service, disclosed as possible in a previous announcement, and further, that it has experienced no stoppages at its factories. Peak also stated that its cash position is strong, and that it has no borrowings.

          Peak reaffirmed that it is actively searching for a new President and CEO as part of the Company's goal to build its senior management leadership.

          Peak also quoted Jerry Mo, acting President and CEO as saying, "Contrary to the self-serving efforts and inaccurate statements of certain parties interested in depressing the price of the Company stock, Peak's market position, the momentum building in its business, and its financial strength all position the Company to attain long term growth and enhance shareholder value. We are very pleased with March sales results and are confident about business developments."

          Peak announced that it expects to announce its year-end results and earnings in early May.

          Peak is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

          This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of Peak at the time Peak made the statements with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made herein. The words "believes," "expects", "anticipates", "intends", "plans", "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. Peak undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

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Peak files the following exhibit as part of this Report:

Exhibit 99.1 Copy of the Press Release, dated April 7, 1999, issued by Peak, publicly announcing the activities reported therein.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              PEAK INTERNATIONAL LIMITED

                                /s/ Jerry Mo
Date:  April 13,1999      By: _________________________________________
                                  Jerry Mo
                                  Chief Financial Officer

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